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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WebMD Health Corp.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
94770V 10 2
(CUSIP Number)
Lewis H. Leicher
c/o Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, NJ 07407
201-703-3400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	94770V102	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Martin J. Wygod

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		413,186 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		371,936 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

9,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

422,986 shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 3 of 6 Pages

Item 1.	Security and Issuer.
          This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of WebMD Health Corp., a Delaware corporation (“WebMD”). The principal executive offices of WebMD are located at 111 Eighth Avenue New York, New York 10011.

Item 2.	Identity and Background.
(a)	This Statement is being filed by Mr. Martin J. Wygod (“Mr. Wygod”).

(b)	Mr. Wygod’s business address is c/o WebMD Corporation, 111 Eighth Avenue New York, New York 10011.

(c)	Mr. Wygod is the Chairman of the Board of Directors of WebMD, and is also the Chairman of the Board of Directors of Emdeon Corporation (“Emdeon”), the majority owner of WebMD. The principal business address of Emdeon is 669 River Drive, Center 2, Elmwood Park, New Jersey 07407.

(d)	During the last five years, Mr. Wygod has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Wygod has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Wygod was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wygod is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or other Consideration.
          Pursuant to Mr. Wygod’s employment agreement with WebMD and in connection with WebMD’s initial public offering (the “IPO”) on September 28, 2005, Mr. Wygod was granted (i) 55,000 shares of restricted WebMD Class A Common Stock (“Restricted Common Stock”), 13,750 shares of which are scheduled to vest on September 28, 2006, and (ii) options to acquire 220,000 shares of WebMD Class A Common Stock, of which options to acquire 55,000 such shares are scheduled to vest on September 28, 2006.
          Mr. Wygod has directly acquired, using his personal funds, 303,186 shares of Class A Common Stock for a total purchase price of $7,002,003, of which 61,414 shares were purchased in the IPO at an aggregate purchase price of $1,074,745 ($17.50 per share) and the remainder of which were purchased since the IPO in market transactions.
          Mr. Wygod is also a control person of The Rose Foundation, Inc., a private charitable foundation (the “Foundation”) and is therefore deemed to be the beneficial owner of the 4,000 shares of WebMD Class A Common Stock that the Foundation purchased in the IPO for a total purchase price of $70,000 using Foundation funds.

Page 4 of 6 Pages

          Mr. Wygod is also deemed to be the beneficial owner of 5,800 shares of WebMD’s Class A Common Stock purchased in the IPO by the Adam Yellin (Suthern) Trust (the “Trust”), a trust for which Mr. Wygod’s spouse is the trustee, for a total purchase price of $101,500, using funds in the Trust.

Item 4.	Purpose of Transaction.
          Mr. Wygod acquired the WebMD Class A Common Stock solely for the purpose of investment and does not have any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.
(a)	Mr. Wygod beneficially owns 422,986 shares of WebMD Class A Common Stock, which represents approximately 5.3% of the WebMD Class A Common Stock outstanding as of the date hereof. The percentage of the WebMD Class A Common Stock owned by Mr. Wygod is based upon 8,009,584 Class A Common Stock outstanding as of July 31, 2006 (which amount includes 55,000 shares of Class A Common Stock underlying options granted to Mr. Wygod that are scheduled to vest on September 28, 2006). However, Class A Common Stock represents approximately 14.2% of the total amount of outstanding common stock of WebMD and approximately 3.4% of the combined voting power of the outstanding common stock of WebMD.[1] Thus, Mr. Wygod’s beneficial ownership represents approximately 0.75% of the total amount of the outstanding common stock of WebMD and approximately 0.17% of the combined voting power of the outstanding common stock of WebMD.

(b)	Mr. Wygod has sole power to vote or direct the vote of 413,186 shares of WebMD Class A Common Stock, which is comprised of (i) 303,186 shares purchased by Mr. Wygod, (ii) 55,000 shares of Restricted Common Stock, and (iii) 55,000 shares that Mr. Wygod has the right to acquire pursuant to options scheduled to vest on September 28, 2006. Mr. Wygod has sole power to dispose or direct the disposition of 371,936 shares of WebMD Class A Common Stock, which includes all of the shares listed in the preceding sentence, except 41,250 shares of unvested Restricted Common Stock. Mr. Wygod may be deemed to have shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of 9,800 shares of Class A Common Stock, which is comprised of (i) 5,800 shares which are owned by the Trust, of which Mr. Wygod’s spouse is the trustee, and (ii) 4,000 shares which are owned by the Foundation, of which Mr. Wygod and Charles A. Mele are trustees and share voting and dispositive power. Mr. Wygod disclaims beneficial ownership of the 5,800 shares of Class A Common Stock which are owned by the Trust.

(c)	Mr. Wygod has not effected any transaction in the Class A Common Stock during the last 60 days.

[1]	Emdeon owns all 48,100,000 shares of WebMD’s Class B Common Stock. Each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share. Thus, Emdeon controls, through its ownership of Class B Common Stock, approximately 96.6% of the combined voting power of the outstanding common stock of WebMD. Mr. Wygod is the Chairman of the Board of Directors of Emdeon.

Page 5 of 6 Pages

(d)	Except with respect to (i) the 5,800 shares of Class A Common Stock owned by the Trust, and (ii) the 4,000 shares of Class A Common Stock owned by the Foundation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Mr. Wygod.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
          Pursuant to Mr. Wygod’s employment agreement with WebMD and in connection with the IPO, Mr. Wygod was granted on September 28, 2005 (i) 55,000 shares of Restricted Common Stock, 13,750 shares of which vest on September 28, 2006, and (ii) options to acquire 220,000 shares of WebMD Class A Common Stock, of which options to acquire 55,000 shares of WebMD’s Class A Common Stock vest on September 28, 2006. The grants of such Restricted Common Stock and options are subject to the terms and conditions of WebMD’s 2005 Long-Term Incentive Plan (the “Plan”). Under the Plan, options to purchase shares of WebMD Class A Common Stock and shares of Restricted Common Stock are scheduled to vest at the rate of 25% per year on each of the first through fourth anniversaries of the applicable grant date. Other than as described above and elsewhere in this Schedule 13D, Mr. Wygod has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of WebMD.

Item 7.	Material to Be Filed as Exhibits.
1.	Amended and Restated Employment Agreement, dated as of August 3, 2005, between Emdeon Corporation and Mr. Wygod (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Emdeon on August 5, 2005).

2.	Letter Agreement, dated as of February 1, 2006, between Emdeon and Martin J. Wygod (incorporated by reference to Exhibit 10.3 on the Form 8-K filed with the SEC by Emdeon on February 1, 2006)

Page 6 of 6 Pages

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 10, 2006

MARTIN J. WYGOD

/s/ Martin J. Wygod